SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13G
                               (Rule 13d-102)

  INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                             (Amendment No. __)*

                        Nanopierce Technologies, Inc.
-----------------------------------------------------------------------------
                              (Name of Issuer)


                  Common Stock, $.0001 par value per share
-----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                  630080109
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                               (CUSIP Number)


                              October 20, 2000
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           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                SCHEDULE 13G

CUSIP No.  630080109                                             Page 2 of 5
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Harvest Court LLC
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                 (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF          4,531,613 (See Item 4)

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            -0-
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           4,531,613 (See Item 4)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                -0-
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,531,613 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.9% (See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     OO
_____________________________________________________________________________

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:
           Nanopierce Technologies, Inc. (the "Company").

Item 1(b). Address of Issuer's Principal Executive Offices:
           370 Seventeenth Street, Suite 3580, Denver, Colorado 80202.

Item 2(a). Name of Persons Filing:
           Harvest Court LLC.

Item 2(b). Address of Principal Business Office or, if None, Residence:
           Harvest Court, LLC
           c/o Citco Trustees (Cayman) Limited
           Commercial Centre
           P.O. Box 31106 SMB
           Grand Cayman
           Cayman Islands
           British West Indies

Item 2(c). Citizenship:
           Cayman Islands

Item 2(d). Title of Class of Securities:
           Common Stock, par value $.0001 per share, of the Company ("Common Stock").

Item 2(e). CUSIP Number:
           630080109

Item 3. If this Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Persons Filing are a:

           (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;
           (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;
           (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;
           (d) [ ] Investment company registered under Section 8 of the Investment Company Act;
           (e) [ ] An investment advisor in accordance with Rule 13-d(b)(1)(ii)(E);
           (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
           (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
           (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
           (i) [ ] A church plan that is excluded from the definition of an investment company under Section (c)(14) of the Investment Company Act;
           (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

           If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.    Ownership.
           Provide the following information regarding the aggregate number and percentages of securities of the Issuer identified in Item 1.

           (a) Amount beneficially owned:

               4,531,613 shares of Common Stock*

           (b) Percent of class:
               8.9% (based on the sum of 50,915,903 shares of Common Stock outstanding, as confirmed by the Company).

           (c) Number of shares to which the reporting person has:

               (i)   Sole power to vote or direct the vote:
                     4,531,613 shares of Common Stock*

               (ii)  Shared power to vote or direct the vote:
                     -0-

               (iii) Sole power to dispose or to direct the disposition of:
                     4,531,613 shares of Common Stock*

               (iv)  Shared power to dispose of or direct the disposition of:
                     -0-

Item 5.    Ownership of Five Percent or Less of a Class:
               Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:
               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.
               Not applicable.

Item 8.    Identification and Classification of Members of the Group.
               Not applicable.

Item 9.    Notice of Dissolution of a Group.
               Not applicable.

Item 10.   Certification.
               By signing below, the each of undersigned certify that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

_________________
*
     Excludes: (i) 453,161 shares of Common Stock issuable to the reporting person upon the exercise of a warrant issued to it by the Company. The holder of such warrant is prohibited from using it to acquire shares of Common Stock to the extent that such acquisition would result in such holder, together with any affiliate thereof, beneficially owning in excess of 4.999% of the outstanding shares of Common Stock following such acquisition. This restriction may be waived by the holder of such warrant on not less than 61 days' notice to the Company.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 30, 2000


     Harvest Court LLC


     By: /s/ David Sims
        ----------------------------
           Name:  David Sims
           Title: Director

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